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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 11-K

(Mark One)

[x]      Annual Report pursuant to Section 15(d) of the Securities Exchange of
1934

For the fiscal year ended December 31, 2008

OR

[ ]      Transition Report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 [No Fee Required]

For the transition period from ______ to_______

Commission File Number 1-11416

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Consumer Portfolio Services, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92612

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REQUIRED INFORMATION

I.       Financial Statements.

         Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with the report of independent registered public accounting firm thereon, are filed herewith.

II.      Exhibits:

         Consent of Independent Registered Public Accounting Firm is filed herewith as Exhibit 23.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                Consumer Portfolio Services, Inc. 401(k) Plan

Date:                                                                 By: /s/ Jeffrey P. Fritz
                                                                           Jeffrey P. Fritz
                                                                           Member, Administrative Committee

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Financial Statements and Supplemental Schedule

As of and for the Years Ended December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Index to Financial Statements and Supplemental Schedule

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits – As of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits – For the Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2008	11

All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrative Committee
Consumer Portfolio Services, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i – schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                    /s/  HASKELL & WHITE LLP

June 24, 2009
Irvine, California

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statement of Net Assets Available for Benefits
As of December 31, 2008 and 2007

	2008	2007
Investments, at fair value:
Interest bearing cash	$8,538	$-
Guaranteed interest account	3,218,267	2,184,393
Pooled separate accounts	6,264,965	10,534,875
Consumer Portfolio Services, Inc. common stock	220,070	1,493,453
Participant loans	664,938	670,428

Net assets available for plan benefits at fair value	10,376,778	14,883,149

Adjustments from fair value to contract value for
fully benefit responsive investment	167,992	97,791

Net assets available for benefits	$10,544,770	$14,980,940

See accompanying notes to financial statements and Independent Auditors’ Report.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
For the years ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:

Contributions:
Employees	$1,300,097	$1,455,555
Employer	665,563	711,782
Employees’ individual rollover	94,502	139,183

Total additions	2,060,162	2,306,520

Deductions from net assets attributed to:

Investments:
Gain on sale of assets	20,314	-
Interest	150,226	119,369
Net depreciation in fair value	(5,104,670)	(625,010)
Investment expenses	(118,326)	(112,333)
	(5,052,456)	(617,974)

Benefits paid to participants	(1,443,876)	(1,541,625)

Total deductions	(6,496,332)	(2,159,599)

Net increase (decrease)	(4,436,170)	146,921

Net assets available for benefits:

Beginning of year	14,980,940	14,834,019

End of year	$10,544,770	$14,980,940

See accompanying notes to financial statements and Independent Auditors’ Report.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements
December 31, 2008 and 2007

(1)	Description of the Plan

The following description of the Consumer Portfolio Services, Inc. (the Plan Sponsor or CPS) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established as a profit sharing plan with a cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor’s common stock without regard to Section 407(a) of Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2003 the Plan Sponsor adopted the MassMutual Life Insurance Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan.

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of the ERISA.

(b)	Administration of the Plan

The Plan is administered by the Human Resources Department (the Plan Administrator) of the Plan Sponsor. The Plan Administrator consults with the benefits administrative committee and other key management of the Plan Sponsor when managing the operations and the administration of the Plan.

The Plan is operated under an agreement which requires that MassMutual Retirement Services (MassMutual), as custodian and recordkeeper, holds and distributes the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

(c)	Contributions

Employees are eligible to participate in the Plan after completing 90 days of service.  In accordance with the Plan, participants may contribute up to 50% of their annual compensation.  Contributions are subject to certain limitations as defined in the Plan agreement as well as a maximum of $15,500 for each of the years ended December 31, 2008 and 2007, under the Internal Revenue Code of 1986. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

The Plan Sponsor may make a discretionary matching contribution equal to a discretionary amount of each participant’s pretax contributions up to a maximum of $1,500.  Total discretionary matching contributions were $665,563 and $711,782 for the years ended December 31, 2008 and 2007, respectively.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2008 and 2007

(1)	Description of the Plan (continued)

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Plan Sponsor’s matching contributions and investment earnings and charged with an allocation of expenses and investment losses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement, and upon termination for disability.

(f)	Investment Options

The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions in any of the investment options offered at the time.  Participants may change their investment options daily. Participants should refer to the investment literature provided by the Plan Sponsor for a complete description of the investment options and for the detailed composition of each investment fund.

(g)	Participants Loans

Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment funds. Loans are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance. A loan shall be repaid within five years, unless it is used for the purchase of a primary residence.

Participant loans are included in the statements of net assets available for plan benefits at their outstanding balances, which approximate fair value of the notes. The notes are payable through payroll deductions in installments of principal plus interest at rates between 4.25% and 9.25%, with final payments due between February 2009 and November 2022.

(h)	Payments of Benefits

Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant’s life expectancy. Benefits are recorded when paid.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2008 and 2007

(1)           Description of the Plan (continued)

(i)	Forfeited Accounts

Through December 31, 2002 forfeitures were applied to reduce any employer contribution.  Effective January 1, 2003, forfeitures attributable to matching contributions will be applied first to reduce expenses related to the administration of the Plan and then to reduce any employer contributions. As of December 31, 2008 and 2007, forfeited accounts totaled $692,129 and $542,929 respectively. Forfeitures were not used to fund employer contributions during the years ended December 31, 2008 and 2007.

(j)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Investments

Publicly traded securities are carried at fair value based on published market quotations. Shares of pooled separate accounts are valued at the net fair value of the underlying assets at year-end. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Realized gains and losses on investments are based on the market value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair value on the date investments are sold during the year.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (FSP No. AAG INV-1 and SOP 94-4-1), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transaction under the terms of the Plan.  As required by FSP No. AAG INV-1 and SOP 94-4-1, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from a fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.  FSP No. AAG INV-1 and SOP 94-4-1 was adopted by the Plan for the year ended December 31, 2006 as required.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2008 and 2007

(2)	Significant Accounting Policies (continued)

(c)	Administrative Expenses

The Plan and the Plan Sponsor share in plan expenses.  Certain direct investment expenses, such as record keeping fees, brokerage fees, loan, withdrawal or distribution processing fees are deducted from participants’ accounts.

(d)	Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Accordingly, actual results may differ from those estimates.

(e)	Concentration

Investments in the common stock of Consumer Portfolio Services, Inc. comprise approximately 2% and 10% of the Plan’s investments as of December 31, 2008 and 2007, respectively.

(3)	Investments

Effective January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” which establishes a hierarchy for measuring fair value under generally accepted accounting principles (GAAP). This standard applies to all financial assets and liabilities that are being measured and reported at fair value on a recurring and non-recurring basis.  In accordance with FASB Statement of Position No. 157-2, we have not applied the provisions of SFAS No. 157 to non-financial assets and liabilities. Fair value is measured in levels, which are described in more detail below, and are determined based on the observability and reliability of the assumptions used to determine fair value.

Level 1: Valuation for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer, or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2008 and 2007

(3)	Investments (continued)

Investments in the Plan are measured and reported at fair value on a recurring basis. The following table shows the balances of these assets based on their SFAS No. 157 designated levels:

	As of December 31, 2008
	Total	Level 1	Level 2	Level 3

Pooled separate accounts	$6,264,965	$6,264,965	$-	$-
Guaranteed interest account	3,386,259	-	3,386,259	-
Participant loans	664,938	-	-	664,938
CPS common stock	220,070	220,070
Interest bearing cash	8,538	8,538	-	-

Total	$10,544,770	$6,493,573	$3,386,259	$664,938

A reconciliation of the participant loans, which are measured at fair value using significant unobservable inputs, is as follows:

Participant Loans

Beginning balance	$670,428
Principal distributions	3,496
Principal payments	(470,566)
Issuances of loans	461,580

Ending balance	$664,938

Management may also be required, from time to time to measure certain other financial assets at fair value on a non-recurring basis in accordance with GAAP. During the year ended December 31, 2008, no other financial assets were measured at fair value on a nonrecurring basis.

Because management did not elect the fair value option for any non-financial assets or liabilities under SFAS No. 157, there were no other assets or liabilities that we measured at fair value during the year ended December 31, 2008.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2008 and 2007

(3)	Investments (continued)

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets available for plan benefits:

	As of December 31,
	2008	2007
Investment:
MM Guaranteed Interest Account	$3,386,259	$2,282,184
MM Indexed Equity	829,327	1,431,473
MM Aggressive Growth (Sands Cap)	*	1,199,500
Main Street (Oppenheimer)	*	1,143,976
SIA-OC	*	909,501
SIA-WR	*	882,924
SIA-AK	*	837,325
MM Moderate Journey	*	808,688
CPS Common Stock	*	1,493,453
Other investments individually less than 5%	6,329,184	3,991,916

	$10,544,770	$14,980,940

*	Investment did not constitute five percent or more for the applicable year.

During 2008 and 2007, the Plan’s investments (depreciated) appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by investment type, as follows:

	2008	2007
Investment (depreciation) appreciation
Pooled separate accounts	$(3,667,226)	$709,184
Common stocks	(1,437,444)	(1,334,194)

	$(5,104,670)	$(625,010)

(4)	Risks and Uncertainties

The Plan provides for various investment options in money market funds, pooled separate accounts, guaranteed interest accounts and the common stock of Consumer Portfolio Services, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the various risk factors could materially affect participants’ account balances and the amounts reported in the financial statements.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)
December 31, 2008 and 2007

(5)	Tax Status

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated February 7, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is, therefore, exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Accordingly, no provision for income taxes is included in the accompanying financial statements.

(6)	Related-Party Transaction

Certain Plan investments are managed by MassMutual.  MassMutual is the custodian of these assets and provides record keeping services to the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions.

(7)	Reconciliation Between Financial Statements and Form 5500

    The following is a reconciliation of the Plan’s investment in guaranteed interest account per the financial statements and the Form 5500:

	As of December 31,
	2008	2007
Investment in guaranteed interest account
per the financial statements	$3,218,267	$2,184,393

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	167,992	97,791

Investment in guaranteed interest account per the
Form 5500	$3,386,259	$2,282,184

(8)	Subsequent Events

During April 2009, the Plan Sponsor initiated employee lay-offs and as a result, a partial plan termination occurred.  In connection therewith, certain employees terminated in 2008 and 2009, who were active participants in the Plan on their date of termination, became fully vested in their employer contributions.  Affected participants who withdrew funds from the Plan after their termination may have had forfeitures incorrectly withheld from their funds.  The Plan Sponsor has identified the affected participants and intends to distribute any amounts due to these participants from the forfeiture account, which has sufficient funds to cover such payments.

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2008
Plan # 001 – EIN # 32-0021607

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	MassMutual	Guaranteed Interest Account 3% - 4%	$3,386,259	$3,386,259
*	MassMutual	SIA-AX	965,811	829,327
*	MassMutual	SIA-O5	745,820	602,783
*	MassMutual	SIA-DM	645,166	558,180
*	MassMutual	SIA-WZ	479,569	522,427
*	MassMutual	SIA-AD	767,000	521,139
*	MassMutual	SIA-AK	524,045	445,109
*	MassMutual	SIA-OC	762,387	430,982
*	MassMutual	SIA-WR	552,747	407,121
*	MassMutual	SIA-DA	513,148	376,807
*	MassMutual	SIA-LB	350,407	316,056
*	MassMutual	SIA-Y	305,381	305,065
*	MassMutual	SIA-OD	322,862	254,775
*	MassMutual	SIA-DC	217,208	206,416
*	MassMutual	SIA-WT	193,770	168,216
*	MassMutual	SIA-WY	104,305	71,952
*	MassMutual	SIA-NM	103,085	67,639
*	MassMutual	SIA-DE	89,259	60,316
*	MassMutual	SIA-VB	84,790	56,527
*	MassMutual	SIA-O9	151,031	41,659
*	MassMutual	SIA-NS	36,033	22,469
*	MassMutual	Interest Bearing Cash	8,538	8,538
*	Consumer Portfolio Services	CPS Common Stock	1,858,492	220,070
			13,167,113	9,879,832

*	Participant Loans	4.25-9.25%	-	664,938

			$13,167,113	$10,544,770

*	Denotes investment with party-in-interest.